Exhibit 17.2

YOUNG HI PAK

December 30, 2013

Mr. Steven Koh

Chairman of the Board

Wilshire Bancorp, Inc.

Wilshire State Bank

Los Angeles, CA

Dear Mr. Koh:

I hereby submit my resignation as a Director of Wilshire Bancorp, Inc. and Wilshire Bank effective as of December 31, 2013.

It has been a great privilege to serve the shareholders of both entities these past twenty years.  I am resigning due to personal reasons and not due to any disagreement with the Company or the Board of Directors.

I sincerely thank each of the Board Members for their help and support and wish them the best of luck in all their future endeavors.

Best regards,

Young Hi Pak
6621 Wilson Avenue
Los Angeles CA 90001